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            [LETTERHEAD OF PEPPER, HAMILTON & SCHEETZ APPEARS HERE]

                               October 23, 1996

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Primus Telecommunications Group, Incorporated
          Withdrawal of Registration Statement on Form 8-A
          ------------------------------------------------

Ladies and Gentlemen:

     On behalf of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Company"), we are hereby requesting the withdrawal of the Company's Registration Statement on Form 8-A (the "Form 8-A") filed on August 27, 1996 (the "Filing Date") with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Electronic Data Gathering Analysis Retrieval system.

     We are requesting this withdrawal because we do not anticipate the Company's Registration Statement on Form S-1 becoming effective within 60 days of the Filing Date. We intend to refile the Form 8-A with the Commission prior to the Company's Registration Statement on Form S-1 becoming effective.

     We respectfully request that all questions and comments relating to this matter be directed to the undersigned at the number listed above.

                               Sincerely yours,



                               /s/ Howard S. Goldberg
                               -----------------------------------------------
                                   Howard S. Goldberg

HSG/pci

cc:  Sarah Cunningham